Exhibit 99.1

TELESAT COMPLETES TRANSFER OF ITS INTERESTS IN
TELSTAR 10/APSTAR 2R BACK TO APT SATELLITE COMPANY
Longtime Asian satellite operator has now assumed
full commercial control of Telstar 10/Apstar 2R
Ottawa, CANADA, HONG KONG, July 9, 2009 — Telesat Canada, the world’s fourth largest fixed satellite services operator, and APT Satellite Company Limited, a wholly-owned subsidiary of APT Satellite Holdings Limited, announced today that they have closed a transaction pursuant to which Telesat has transferred its leasehold interests in Telstar 10 to APT, along with certain customer contracts related to the satellite. As announced on June 1, 2009, the total price was approximately US$69 million.
“The transfer of our interests in Telstar 10 to APT makes strong strategic sense for a number of reasons, including APT’s long-standing responsibility for the satellite’s operation, the complex regulatory environment associated with the satellite, and the upcoming requirement to replace Telstar 10,” said Dan Goldberg, President and CEO of Telesat.
APT and Telesat have assured current users of Telstar 10 that they will continue to receive the same high quality services they have enjoyed to date, and both companies will endeavor to ensure a seamless and smooth transition for their customers.
“The satellite, also known as Apstar 2R, is one of the leading satellites in the Asian market,” said Cheng Guangren, Executive Director and President of APT. “This agreement is the right strategic move for our company given APT’s growth plans and the attractive base of customers who rely on Apstar 2R. We look forward to serving them in the years to come and working with them to expand our presence in Asia and other satellite service markets.”
About Telesat (www.telesat.com)
Headquartered in Ottawa, Canada, with offices and facilities around the world, Telesat is the fourth-largest fixed satellite services operator. The company provides reliable and secure satellite-delivered communications solutions to broadcast, telecom, corporate and government customers. Telesat has a global state-of-the-art fleet of 11 satellites with another satellite under construction, and manages the operations of 13 additional satellites for third parties. Telesat is privately held. Its principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL).

As announced previously, Telesat continues to be in discussions regarding the potential sale of its interests in another of its international satellites. However, Telesat cannot at this time assess the probability of concluding any further transaction under discussion or under what terms, including price, the satellite may be sold.
For further information:
Vanessa Brûlé, Telesat, +1 613 748-8700 ext. 2407 (vbrule@telesat.com)
About APT (www.apstar.com)
APT SATELLITE HOLDINGS LIMITED (the “Group”) is listed on The Stock Exchange of Hong Kong Limited. Having started its operation in 1992, the Group provides high-quality services in satellite transponders, satellite communications and broadcasting services for the broadcasting and telecommunications sectors in Asia Pacific, Europe and the United States. The Group currently operates the APSTAR systems, including Apstar 5, Apstar 6, and Apstar 2R, through its own Satellite Control Center in Tai Po, Hong Kong. In line with its business development strategies, the Group also provides satellite broadcasting services and telecommunications services to customers. (Stock code: 1045)
For further information:
Dr. Brian Lo, APT Satellite Holdings Limited, Tel: + 852 2600 2100 (brianlo@apstar.com)
Telesat Safe Harbour Statement
This news release contains statements that are not based on historical fact and are “forward-looking statements”. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat’s final prospectus filed with the United States Securities and Exchange Commission (SEC) on June 29, 2009. Readers are specifically referred to that document, as well as Telesat’s other filings with the SEC which can be obtained on the SEC’s website at http://www.sec.gov. Known risks and uncertainties include but are not limited to: (1) financial risks, including economic downturns, restrictions imposed by covenants contained in the agreements governing Telesat’s debt, Telesat’s leverage, volatility in exchange rates, and Telesat’s dependence on a few large customers for a significant proportion of its revenue; (2) risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, the ability to obtain or renew satellite insurance at all or on reasonable terms, and competition from other providers of telecommunications services; (3) risks associated with domestic and foreign government regulation; and (4) other risks, including potential conflicts of interest with Telesat’s significant shareholders, litigation, and market risks. The foregoing list of important factors is not exclusive. The information contained in this news release reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this news release. Telesat disclaims any obligation or undertaking to update or revise the information herein.
APT Forward-looking Statement
This news release may contain statements that are not based on historical fact and are “forward-looking statements”. Statements in this release concerning the beliefs, expectations, intentions, future events, future performance, business prospects and business strategy, including statements regarding projections for 2009 and beyond, are based on several assumptions.
If any of these assumptions are not satisfied or prove to be incorrect, actual results could differ materially from those indicated in the forward-looking statements, depending on a variety of factors including, but not limited to, APT’s ability to implement its business strategy and competition in the market. The information presented in this release reflects APT’s expectations as of the date of this release. APT undertakes no obligation to update or revise the information herein.